[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

August 10, 2011

Via Facsimile and Edgar
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BSB Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-174808)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join BSB Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 12:00 noon on August 12, 2011, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Allan D. Jean
Name: Allan D. Jean
Title: Vice President